Stellar Biotechnologies Announces Patents for Clostridium Difficile Immunotherapy Technology Issued in U.S. and China

PORT HUENEME, CA, (December 9, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (“KLH”), announced today the issuance of two additional patents, in the United States and in China, covering the Company’s active immunotherapy technology for the treatment of Clostridium difficile infection (“C. diff”).

Clostridium difficile is a bacteria found in the intestines that can cause severe and life-threatening intestinal conditions.  C. diff infections are at an all-time high and related hospitalizations have tripled in the last decade.

The two patents, U.S. patent No. 8,597,663 and China patent No. 200880115518.2, describe certain novel cell surface polysaccharides and their chemical structures with broad claims covering antigen and vaccine compositions for the treatment, prevention and diagnosis of C. diff infection.

Stellar holds the exclusive, worldwide rights to develop, manufacture and sell human vaccines and other products derived from these patents, licensed from the University of Guelph.  The license covers intellectual property related to the cell-wall polysaccharide of C. diff named PSII.

Stellar’s technology combines PSII with Stellar KLH™ into an active immunotherapy approach with potential advantages over other technologies.

“Our PSII-KLH technology is dramatically different from other approaches,” said Herbert Chow, Ph.D., Stellar’s Chief Technology Officer.  “We are harnessing the body’s own immune system to disrupt the fundamental pathways of C. diff pathogenesis and transmission, unlike many methods which can only impact disease symptoms.  These patents strengthen Stellar’s intellectual property and further raise the barriers around our C. diff platform.”

The novel combination of PSII-KLH is designed to activate innate and adaptive immune systems in the intestines that directly inhibit spore germination and reduce bacterial burden.  In this way, Stellar’s PSII-KLH vaccine is cell-directed to limit the extent and spread of disease transmission.  Preliminary preclinical studies from Stellar’s PSII-KLH active immunotherapy program demonstrated protection against C. diff in mice.

About Clostridium difficile

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients.  C. diff is a type of bacteria normally present in the intestine, but which can overgrow as a result of antibiotic use.  It is the leading cause of antibiotic-associated diarrhea and colitis.  Incidence of C. diff is at a record high in the U.S. with more than 330,000 cases reported annually.  Deaths related to C. diff increased 400% in recent years.  The cost of C. diff related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Company Contacts:

Frank Oakes

President and CEO
Phone +1 (805) 488-2800

investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
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